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                     October 5, 2023

       Man Chung Chan
       Chief Executive Officer
       Cosmos Group Holdings Inc.
       37/F, Singapore Land Tower
       50 Raffles Place
       Singapore 048623

                                                        Re: Cosmos Group
Holdings Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 15,
2022
                                                            File No. 000-55793

       Dear Man Chung Chan:

              We issued comments on the above captioned filing on September 22, 2022 and August
       24, 2023. On September 12, 2023, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Lory Empie at 202-551-3714 or Robert Klein at 202-551-3847 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Crypto Assets
       cc:                                              Jenny Chen-Drake